MSS Series Trust

Amendment No. 9 to Agreement and Declaration of Trust

The undersigned Secretary of MSS Series Trust (the “Trust”) hereby certifies that the following resolution was adopted by the Board of Trustees (the “Board” or the “Trustees”) of the Trust at a meeting of the Board on December 18, 2019:

RESOLVED, that, pursuant to Section 4.1 of the Agreement and Declaration of Trust of the Trust, a majority of the Trustees of the Trust, amended in its entirety the first paragraph of Section 4.2, to read as follows:

Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees establish and designate the following Series of Shares of the Trust (each a “Series”): AINN Fund, CCA Aggressive Return Fund, Fallen Angels Income Fund, Footprints Discover Value Fund, Towpath Focus Fund, Towpath Technology Fund and One Rock Fund.

Date: December 18, 2019
/s/ Brandon M. Pokersnik Brandon M. Pokersnik, Secretary